

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

January 7, 2016

Nicholas J. Chulos
General Counsel
First Midwest Bancorp, Inc.
One Pierce Place, Suite 1500
Itasca, IL 60143-9768

    Re: First Midwest Bancorp, Inc.
            Registration Statement on Form S-4
            Filed December 29, 2015
            File No. 333-208781

Dear Mr. Chulos:

    We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. We note your disclosure that the merger is subject to a price floor, as described under your "Merger Consideration" disclosure on page 44. Please include disclosure here to indicate that if the two pricing conditions described on page 44 are met, then NI Bancshares may terminate the merger agreement, and that once the right of termination has been exercised, First Midwest would have the option of increasing the consideration payable to NI Bancshares shareholders by increasing the exchange ratio or by paying additional cash merger consideration.

The Merger

Interests of Certain Persons in the Merger

Employment Agreement and Change in Control Severance Plan, page 42

2. We note that you have entered into a letter agreement with Mr. Cullen, which summarizes his future employment and compensation arrangements with First Midwest Bank, and that you intend to enter into a new employment agreement with Mr. Cullen that will become effective as of the effective date of the merger. Please either file these agreements as exhibits to the S-4 or tell us why you believe they are not required to be filed. Please refer to Item 601(b)(10) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Josh Samples, Staff Attorney, at (202) 551-3199 or me at (202) 551-3338 with any questions.

Sincerely,

/s/ Dietrich A. King

Dietrich A. King
Assistant Director
Office of Financial Services

cc: William Hermann
        Chapman and Cutler LLP